March 2, 2005

Via US Mail and Facsimile


Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
1/12, Candlebark Court
Research, Victoria 3095 Australia


Re:	ASI Entertainment
	Form 10-KSB for the year ended June 30, 2004
	Commission File Number:  0-27881

Dear Mr. Shiels,

      We have reviewed your February 4, 2005 response letter and have the accounting following comments. Please note legal comments on the above referenced amendment have been excluded from this letter. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * *
1. Refer to our previous comment 3. We understand, from your response, that the reduction of paid-in capital results from a distribution of equity to your former parent, ASIT. We agree that a distribution or dividend reduces equity. However, stockholders` equity should simply be presented at the reduced amount in subsequent filings. Accordingly, we would expect you to display your paid-in capital balance net of the distribution (or at $5,078,428 as of June
30, 2004). This gross presentation is unnecessary and the reference to a "discount on shares" is confusing to the reader. Please revise accordingly in future filings.

2. Refer to our previous comment 4. It is unclear from your response how the sources of revenue identified align with the products and services described in your Form 10-KSB. Please supplementally provide to us a breakout of revenue by product or service and a brief description of such product or service. Please also provide a similar table for corresponding cost of sales. For instances where you believe there is no corresponding cost of sale, please explain to us how you are able to generate revenues at no cost.

3. Refer to our previous comment 6. To the extent that you have performed research and development activities within the periods presented on your income statement, please provide the disclosure as required by paragraph 13 of SFAS 2.

4. As a related matter, it appears that your software costs are subject to the guidance in SFAS 86 and to the disclosure requirements set forth in paragraph 11 of the statement. If true, please provide appropriate disclosure in future filings and add a related accounting policies footnote.

5. Your response to our previous comment 7 does not appear to address your policy related to recognition of an accounts receivable allowance, but rather only addresses your policy on when such accounts receivable will be written off if not collected. Supplementally explain to us and revise your disclosure in future filings to completely and clearly indicate how you assess the collectibility of accounts receivable and when you set up an allowance for losses on receivables that you feel may not be collectible.

6. Refer to our previous comment 9. Your response appears to discuss the cash flow from revenue collections, but not your actual recognition policies. Please revise and resubmit your response to our previous comment 9 to fully and completely discuss your revenue recognition policies as they relate to each current and future line of business.

7. The response submitted to our previous comment 10 does not appear to address several of the questions raised. Please revise and resubmit your response fully and completely address each question included in our previous comment 10. Alternatively, please explain why an individual question does not apply or cannot yet be determined.

8. Finally, describe when and how you recognized the revenues reported in fiscal 2003 and fiscal 2004.

9. We note your response to our previous comment 11; however, the change in wording indicated in your response would not eliminate the need for the requested change in disclosures. As such, supplementally provide us with a draft of the revised disclosure that will include all the information required by paragraph 2 of SFAS 57.

10. Refer to our previous comments 12. Please list the major asset types and useful lives as it appears ACAMS is not the only significant component. Specifically, ACAMS comprised approximately
$1 million of the cost basis at June 30, 2004 per your Note 4, leaving approximately $400,000 of cost basis property and equipment unexplained.

11. As a related matter, it is unclear how you have assigned a useful life or a depreciation policy to technology that is aging and has not yet been placed into service. Please clarify your statements in your response to our previous comment 12.

12. Your response to our previous comment 13 is incomplete.
Please
readdress this comment in you next response.

13. Refer to our previous comments 14 and 15. As requested in our previous comment 15, please describe the methodology applied in testing for impairment, clarify the reasons why such factors as technological change and airline industry economic downturns would not be considered in your analysis, discuss your basis in GAAP for routinely recording an impairment charge in an apparently arbitrary amount each period, and discuss the reasons why you believe the system will have no value in two years. Please also explain to us how a properly executed impairment analysis on a $1 million cost basis asset without cash flows would not indicate a need to impair such asset.

14. With regard to your response to our previous comment 14, please note that the financial statements are the responsibility of management. As stated in the first paragraph of the accountant`s report, his responsibility is to express an opinion on the financial statements based upon his audit.

15. Refer to our prior comment 16. The facts and circumstances surrounding the issuance of options to purchasers of common stock are unclear. Supplementally explain to us why purchasers of common stock were willing to pay above-market values for common stock in exchange of additional option issuances. Include in your response the market value of the common stock purchased, the purchase price paid, and the fair value (and valuation methodology) of the option grants. Also include the business purpose for this transaction and how you have recorded the issuance of these options. Additionally, supplementally tell us whether the purchasers were employees exercising previously granted stock options, and if the options were issued at the same time the shares were repurchased.

16. We note your response to our previous comment 17, but feel that the level of detail provided is inadequate. Please supplementally provide us with a tabular break down of the compensatory stock option issuances by recipient. This should include a detailed explanation of the goods and/or services received in exchange for these issuances as well as how this expense was computed and recorded in your income statement.

* * * * * * * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Amy McGann at 202-942-2885 or Margery
Reich
at 202-942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-
942-1995 with any other questions.

								Sincerely,



								David R. Humphrey
								Branch Chief

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ASI Entertaiment, Inc.
March 2, 2004
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